GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

15 February 2007 **By Courier**

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate F
Mail Stop 3-7
Washington D. C. 20549
U.S.A.

Exemption No. ~~82-5425~~

07021521

SUPPL

Dear Sirs,

Re: Guangnan (Holdings) Limited 82-4725
12g3-2(b) Exemption No. ~~82-5425~~

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from October 2006 to January 2007 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 :

(1) Press Announcements:

- Announcement of Appointment of Non-executive Director	18 December 2006
- Notice on Suspension of Trading	22 December 2006
- Announcement of Major Transaction, Major and Connected Transaction, Continuing Connected Transaction and Resumption of Trading	08 January 2007
- Announcement of Delay in Despatch of Circular	26 January 2007

(2) Notice Pursuant to Securities and Futures Ordinance

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

(a) ***Director Notice – Form 3A***

- Liang Jiang: 26 January 2007
- Zhao Leili: 26 January 2007

(b) Director Notice – Form 3B

- Zhao Leili: 7 December 2006

GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

(3) Statutory Returns filed with Hong Kong Companies Registry:

- Form AR1 dated 9 June 2006
- Form SC1 dated 26 January 2007

(4) Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 31 October 2006 to 31 January 2007

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED

Lorraine Cheung
Company Secretary

Encl.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the appointment of Mr. Dong Decai as a Non-executive Director of the Company with effect from 18 December 2006.

Mr. Dong Decai does not hold any executive position in the Company, and he will be a Non-executive Director of the Company. Other than being a Non-executive Director of the Company, Mr. Dong does not hold any other position with the Company or any subsidiary of the Company.

Mr. Dong Decai, aged 59, obtained a diploma from Guangdong Radio & Television University of the PRC. From June 1997 to September 2000, Mr. Dong served as the deputy director of the Representative Office in Macau of the government of Guangdong Province and a deputy general manager of Nam Yue (Group) Co., Limited ("Nam Yue"). From September 2000 to March 2003, he took up various positions in Guangdong Yuehai Holdings Limited ("Guangdong Yuehai"), including the post of director, general manager and the chairman. He was the general manager of the Corporate Management Department of GDH Limited ("GDH") until he served as the consultant to the chairman of GDH from January 2006. He has served as the director of the Macau Office of GDH and the chairman of Nam Yue since April 2006. GDH is currently the direct controlling shareholder of the Company. Guangdong Yuehai was the ultimate controlling shareholder of the Company before 22 December 2000 and has had no connection with the Company since 22 December 2000.

Other than the above, Mr. Dong is not related to any Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the date of this announcement, Mr. Dong was not interested in any shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Dong. He will hold office until the first general meeting of the Company after his appointment. In accordance with the Articles of Association of the Company, Mr. Dong is entitled to such director's fee and emoluments as may be approved by the Board. Emoluments (if any) for Mr. Dong will be determined by reference to his job responsibilities and the prevailing market conditions.

Save as described below there is no enterprise, company or unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a member's voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the time when Mr. Dong was one of its directors or within 12 months after his ceasing to act as one of its directors.

Mr. Dong Decai was a deputy general manager of Nam Yue from June 1997 to September 2000 and has been serving as the chairman of Nam Yue from April 2006. Nam Yue is a company incorporated in Macau Special Administrative Region, the PRC.

In December 1998, the Government of Guangdong Province, the PRC initiated a debt restructuring for (among others) Nam Yue and its subsidiaries ("Nam Yue Group") (the "Restructuring"). On 21 December 2000, Nam Yue formally entered into (among others) Debt Restructuring Agreement and pursuant to which the creditors of Nam Yue agreed to participate in the Restructuring. The Restructuring of Nam Yue Group involved an amount estimated to be HK$2,974 million and was completed on 22 December 2000. Prior to the completion of the Restructuring, Nam Yue was wholly-owned by the government of Guangdong Province, the PRC. Upon the completion of the Restructuring, Nam Yue became a subsidiary of GDH.

Save as disclosed above, in relation to the appointment of Mr. Dong as a Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 18 December 2006

As at the date of this announcement, the Board is composed of three Executive Directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four Non-executive Directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing, and three Independent Non-executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

"Please also refer to the published version of this announcement in The Standard."

GUANGNAN (HOLD)<01203> - Suspension of Trading

At the request of Guangnan (Holdings) Limited (the "Company"), trading in its shares will be suspended with effect from 9:30 a.m. today (22/12/2006) pending the release of a formal announcement in relation to a major transaction of the Company.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

MAJOR TRANSACTION

ESTABLISHMENT OF A JOINT VENTURE COMPANY FOR THE PRODUCTION AND SALE OF TINPLATE PRODUCTS

MAJOR AND CONNECTED TRANSACTION ACQUISITION OF PRODUCTION FACILITY

CONTINUING CONNECTED TRANSACTION AND SUSPENSION AND RESUMPTION OF TRADING

MAJOR TRANSACTION

The Board is pleased to announce that on 21 December, 2006, Zhongyue entered into the Joint Venture Agreement with POSCO and POSCO-China in relation to the establishment of the Joint Venture Company for the production and sale of tinplate products.

MAJOR AND CONNECTED TRANSACTION

On 21 December, 2006, Zhongyue also entered into a MOU with POSCO in relation to the acquisition by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Heibei Province, the PRC.

CONTINUING CONNECTED TRANSACTION

The POSCO Group has been supplying blackplates to Zhongyue Tinplate for the purpose of producing tinplate and tinplate related products, and this supply arrangement is expected to continue after the establishment of the Joint Venture Company. For the production of tinplate products by the Joint Venture Company, the POSCO Group will supply blackplates to the Joint Venture Company after the completion of the acquisition of the Production Facility and its having become operational.

LISTING RULES IMPLICATIONS

Since (i) the establishment of the Joint Venture Company constitutes a major transaction for the Company; and (ii) the acquisition of the Production Facility constitutes a major and connected transaction for the Company under the Listing Rules, and, after the establishment of the Joint Venture Company, the supply of blackplates by the POSCO Group to Zhongyue Tinplate and the Joint Venture Company will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules, they are subject to the approval of the Shareholders and the independent Shareholders, respectively at general meeting, unless the conditions in Rules 14.44 and 14A.43, respectively can be satisfied, in which case a written shareholder's approval as referred to therein may be accepted in lieu of holding a formal shareholders' meeting of the Company.

As GDH holds approximately 59.49% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting, and none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the purpose of approving the Transactions and the Continuing Connected Transaction, and the Company is in the process of obtaining a written approval from GDH to approve the Transactions and the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company (and the Company does not foresee any difficulty in obtaining such approval), upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will therefore be required for the said purposes of the Listing Rules.

A circular containing, among others (i) further details of the Transactions and the Continuing Connected Transaction; (ii) a letter from the independent board committee of the Company to the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction, will be sent to the Shareholders in due course.

At the request of the Company, trading in its shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 22 December, 2006, pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in its shares with effect from 9:30 a.m. on 9 January, 2007.

The Board is pleased to announce that on 21 December, 2006, Zhongyue entered into the Joint Venture Agreement with POSCO and POSCO-China in relation to the establishment of the Joint Venture Company, and Zhongyue also entered into a MOU with POSCO in relation to the acquisition by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Heibei Province, the PRC. The Joint Venture Agreement was entered into with detailed provisions to govern, inter alia, the establishment and operation of the Joint Venture Company including the scope of business, procedures of board meetings and general meetings, supervisory committee, distribution of profits, which are similar to the Joint Venture Company's articles of association. Accordingly, the MOU and the Joint Venture Agreement have been entered into for different purposes.

JOINT VENTURE AGREEMENT

Details of the Joint Venture Agreement are as follows:

Parties

(1) Zhongyue;

(2) POSCO; and

(3) POSCO-China.

To the best of the knowledge, information and belief of the Directors and after making all reasonable enquiries, POSCO and POSCO-China and their respective ultimate beneficial owners are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

Nature of the Joint Venture Company and equity contribution

The Joint Venture Company will be established as a 外商合資有限公司 (foreign joint venture limited company). The registered capital of the Joint Venture Company will be US$30 million (equivalent to approximately HK$234 million) and such amount will be contributed by the JV Parties as follows:

	Percentage shareholding
Zhongyue	66%
POSCO	24%
POSCO-China	10%
Total	100%

Accordingly, Zhongyue will contribute 66% of the registered capital amounting to US$19.8 million (equivalent to approximately HK$154.44 million). The contribution of capital by Zhongyue will be funded by Zhongyue's internal resources and/or borrowings.

According to the Joint Venture Agreement, the contribution to the capital of the Joint Venture Company will be made in three stages by each JV Party in accordance with their respective proportion of contribution. Within 30 days of the issue of the business license of the Joint Venture Company, the JV Parties shall contribute 25% of the registered capital (the "First Contribution"). Within 30 days of the First Contribution, a further 25% of the registered capital shall be contributed (the "Second Contribution") and within 60 days of the Second Contribution, the remaining 50% of the registered capital shall be contributed by the JV Parties.

The total investment in the Joint Venture Company will be US$60 million (equivalent to approximately HK$468 million) comprising US$30 million registered capital as aforesaid, with the balance to be funded by bank borrowings to be obtained by the Joint Venture Company or by shareholder's loans from the JV Parties. The JV Parties presently anticipate that the total investment of US$60 million will be sufficient for the purpose of the purchase of Production Facility and the funding of the initial working capital of the Joint Venture Company.

Purpose and business of the Joint Venture Company

The purpose and business of the Joint Venture Company are the production and sale of tinplate products, and POSCO will sell and transfer the technologically advanced Production Facility to the Joint Venture Company for the production of tinplate products. The tinplate products produced by the Joint Venture Company will principally be used as raw materials for food and beverage packaging.

Term

The term of the Joint Venture Company is 50 years and may be extended with the approval of the relevant PRC government authorities.

Board composition

The board of directors of the Joint Venture Company will comprise seven directors, out of which Zhongyue will be entitled to nominate four directors and POSCO will be entitled to nominate three directors. The chairman of the Joint Venture Company will be nominated by Zhongyue and the vice chairman of the Joint Venture Company will be nominated by POSCO.

ACQUISITION OF THE PRODUCTION FACILITY PURSUANT TO THE MOU

The MOU sets out the framework and procedures for setting up the Joint Venture Company and the sale of the Production Facility by POSCO to the Joint Venture Company. While it is legally binding, the MOU only serves as a framework agreement and further terms and conditions in respect of the acquisition of the Production Facility (including, for example, detailed specifications of the Production Facility and representations and warranties) will be included in the formal sale and purchase agreement. Pursuant to the MOU, upon the establishment of the Joint Venture Company, (i) Zhongyue, as the majority shareholder having a 66% shareholding interest in the Joint Venture Company, and (ii) POSCO, as the second largest shareholder having a 24% shareholding interest in the Joint Venture Company, agreed that the Production Facility will be sold by POSCO to the Joint Venture Company at a consideration to be determined based on arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility (which valuation, the Company estimates will be completed in February 2007) by an independent professional valuer to be appointed by Zhongyue. The consideration of the acquisition of Production Facility will not exceed the level of W16.7 billion (equivalent to approximately HK$140.34 million). The consideration for the purchase of the Production Facility will be funded by the Joint Venture Company from the capital contributions to be received from the JV Parties, and 20% of the consideration will be paid by the Joint Venture Company on the date when a formal sale and purchase agreement in relation to such acquisition is signed (which is expected to be before the end of March 2007). The remaining 80% of the consideration will be paid by the Joint Venture Company to POSCO in accordance with the actual proportion of the shipment delivery of Production Facility. While the principal terms of the acquisition of the Production Facility are set out in the MOU, further terms and conditions in respect of the acquisition, such as the detailed specifications of the Production Facility and representations and warranties, will be contained in the formal sale and purchase agreement.

After the establishment of the Joint Venture Company (which the JV Parties estimate to be in February 2007), the signing of the formal sale and purchase agreement in relation to the acquisition of Production Facility (which is expected to be before the end of March 2007) will constitute a connected transaction for the Company under the Listing Rules as POSCO will become a substantial shareholder of the Joint Venture Company and therefore POSCO will be regarded as a connected person of the Group under the Listing Rules. Further announcement will be made by the Company to inform the Shareholders upon the signing of the formal sale and purchase agreement in relation to the Major and Connected Transaction.

Details of the Production Facility

The Production Facility is a set of electrical tinplate production machines with a maximum annual production capacity of 250,000 tonnes of tinplates. The Production Facility adopts the modified Ferrostan type technology which is at present among the most advanced tinplate production technology in the PRC. As advised by POSCO, the original cost and the net book value as at 31 December 2006 in relation to the Production Facility are W48.2 billion (equivalent to approximately HK$405.04 million) and W16.4 billion (equivalent to approximately HK$137.8 million), respectively.

INFORMATION ON THE COMPANY

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

INFORMATION ON ZHONGYUE

Zhongyue is an indirect wholly-owned subsidiary of the Company and is an investment holding company of its subsidiaries which are principally engaged in the manufacture and sale of tinplates and tinplate related products.

INFORMATION ON POSCO

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

INFORMATION ON POSCO-CHINA

POSCO-China is a wholly-owned subsidiary of POSCO and a holding company to manage the subsidiaries of POSCO in the PRC.

REASONS FOR ENTERING INTO THE JOINT VENTURE AGREEMENT AND THE MOU

The Group has been exploring opportunities to further expand its production capacity and sales of tinplate products. The Board believes that the establishment of the Joint Venture Company in Qinhuangdao will provide a valuable opportunity for the Group to expand its business in the northern region of the PRC and the Group would also benefit from its investment in the Joint Venture Company through securing adequate supply of blackplates and advancing its tinplate production technology, as Zhongyue Tinplate and POSCO have established a good working relationship in the supply of blackplates from POSCO to Zhongyue Tinplate in the past few years. POSCO has been a reliable supplier to the Group, and the Board believes such relationship will be enhanced after the establishment of the Joint Venture Company. The Board anticipates that the Group will stand to benefit, over the longer term, from its investment in the Joint Venture Company.

The Production Facility will be sold by POSCO to the Joint Venture Company at a consideration to be determined after arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility (which valuation, the Company estimates, will be completed in February 2007) by an independent professional valuer to be appointed by Zhongyue. Preliminary inspection has been conducted by Zhongyue with regard to the Production Facility, where the result has shown to be satisfactory.

Based on above, the Board considers that the Joint Venture Agreement and the MOU are on normal commercial terms which are fair and reasonable, and have been entered into after arm's length negotiation and are in the interests of the Shareholders as a whole.

FINANCIAL EFFECT OF THE TRANSACTIONS

Upon the establishment of the Joint Venture Company, the Joint Venture Company will become a 66% indirectly owned subsidiary of the Company, and the results of the Joint Venture Company will be consolidated into the Group's financial statements. The Directors consider that the entering into of the JV Agreement and the MOU will enlarge the earnings base of the Group, but the results of such impact will depend on the future performance of the Joint Venture Company.

LISTING RULES IMPLICATIONS

As the aggregate amount of (i) the equity capital and the shareholder's loan, if any, to be contributed by Zhongyue to the Joint Venture Company, and (ii) the consideration to be paid by the Joint Venture Company to POSCO for the acquisition of the Production Facility together exceeds 25% (but does not exceed 100%) of one or more of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Company, the Transactions constitute a major transaction for the Company under Chapter 14 of the Listing Rules.

Since (i) the establishment of the Joint Venture Company constitutes a major transaction of the Company; and (ii) the acquisition of the Production Facility constitutes a major and connected transaction for the Company under the Listing Rules, under Rule 14.40, they will be subject to the approval of the Shareholders, which shall be given by a majority vote at a general meeting of the Shareholders, unless the conditions in Rule 14.44 can be satisfied, in which case a written shareholder's approval may be accepted in lieu of holding a formal shareholders' meeting of the Company.

Furthermore, as the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Major and Connected Transaction are more than 2.5% and the consideration involved is expected to be more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, it is also subject to the reporting, announcement and independent shareholders' approval requirements under the Chapter 14A of the Listing Rules.

As independent board committee comprising independent non-executive Directors will be appointed to consider the terms of the Major and Connected Transaction and to advise the independent Shareholders as to whether the Major and Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. An independent financial adviser will be appointed to advise the independent board committee of the Company and the independent Shareholders on the fairness and reasonableness of the terms of the Major and Connected Transaction.

As:

(i) GDH holds approximately 59.49% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transactions; and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Transactions in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the said purpose of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval requirement.

CONTINUING CONNECTED TRANSACTION

Pursuant to a written supply agreement dated 14 September 2005 and entered into between POSCO and Zhongyue Tinplate, POSCO Group has been supplying blackplates, as raw materials, to Zhongyue Tinplate for the purpose of producing tinplates and tinplate related products for a term of one year and such term will be extended annually thereafter if both parties have no objection, and such supply agreement is expected to continue after the establishment of the Joint Venture Company subject to the approval of the independent Shareholders. Pursuant to a written supply agreement dated 21 December 2006 and entered into between POSCO and Zhongyue, POSCO Group will also supply blackplates to the Joint Venture Company after the completion of the acquisition of the Production Facility and its having become operational for a term of one year and such term will be extended annually thereafter if both parties have no objection and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. Upon the establishment of the Joint Venture Company, which the JV Parties estimate to be in February 2007, the supply of blackplates by POSCO Group to Zhongyue Tinplate and the Joint Venture Company will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO and POSCO-China will each become a substantial shareholder of the Joint Venture Company and therefore POSCO Group are regarded as connected persons of the Group under the Listing Rules.

The price of the blackplates purchased by Zhongyue Tinplate from POSCO Group has been determined based on the prevailing market rate of blackplates and after arm's length negotiation between Zhongyue Tinplate and POSCO Group. Upon the establishment of the Joint Venture Company, the price of the blackplates purchased by Zhongyue Tinplate and the Joint Venture Company from POSCO Group will continue to be determined based on the then prevailing market rate of blackplates and after arm's length negotiation among the parties concerned and written agreements have been entered into in relation to the Continuing Connected Transaction. The Board considers that the supply of blackplates by POSCO Group to Zhongyue Tinplate and the Joint Venture Company, upon its establishment, will continue to be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will continue to be fair and reasonable and in the interests of the Shareholders as a whole.

The consideration of the blackplates purchased by Zhongyue Tinplate and the Joint Venture Company upon its establishment will be settled by letter of credit or otherwise as agreed from time to time by the relevant parties.

Reasons for the continuing connected transaction

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate and the Joint Venture Company to purchase blackplates from POSCO Group, as POSCO is a market leader in the steel production business (which includes the manufacture of blackplates) and is therefore assured stable supply of blackplates to the Group.

The Board considers that the purchase of blackplates from POSCO Group is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical sale and proposed annual caps

The table below sets out (i) the historical purchases of blackplates by Zhongyue Tinplate from POSCO Group for the two years ended 31 December, 2005 and the eleven months ended 30 November, 2006; and (ii) the proposed annual caps for the purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company on aggregated basis from POSCO Group for the three years ending 31 December, 2009.

	Purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company on aggregated basis					
	Historical sales			**Proposed annual caps**		
	2004	**2005**	**Eleven months ended 30 November 2006**	**2007**	**2008**	**2009**
USD (in '000)	34,993	78,507	69,529	106,500	265,540	317,830
(approximate HK$) (in '000)	(272,945)	(612,355)	(542,326)	(830,700)	(2,071,212)	(2,479,074)

The proposed annual caps for the purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company from POSCO Group for the three years ending 31 December 2009 have been determined with reference to the Company's projection of the productions of the tinplates and tinplate related products manufactured by Zhongyue Tinplate and the Joint Venture Company for 2007, 2008 and 2009, which in turn are based on:

1. the production of tinplates and tinplate related products by Zhongyue Tinplate for the two years ended 31 December 2005 and the eleven months ended 30 November 2006;
2. the anticipated demand of blackplates of Zhongyue Tinplate and the Joint Venture Company in the next three years;
3. the historical price level of blackplates in the past three years and the anticipated price level of blackplates in the next three years; and

4. the anticipation that the Production Facility becomes operational for the manufacture of tinplate products by the Joint Venture Company in 2008.

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual caps for the Continuing Connected Transaction for the three years ending 31 December 2009 are more than 2.5% and each of the proposed annual caps is more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, they are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i) GDH holds approximately 59.49% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction; and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the purposes of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval requirement.

An independent board committee comprising independent non-executive Directors will be appointed to consider the terms of the Continuing Connected Transaction and the respective caps and to advise the independent Shareholders as to whether the Continuing Connected Transaction and the respective caps are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. An independent financial adviser will be appointed to advise the independent board committee of the Company and the independent Shareholders on the fairness and reasonableness of the terms of the Continuing Connected Transaction and the respective caps.

DESPATCH OF CIRCULAR

A circular containing, among others, (i) further details of the Transactions and the Continuing Connected Transaction; (ii) a letter from the independent board committee to the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; and (iv) the valuation report of the Production Facility by an independent professional valuer to be appointed by Zhongyue, will be sent to the Shareholders in due course.

FUTURE CONNECTED TRANSACTIONS

Pursuant to the MOU and the Joint Venture Agreement, the Joint Venture Company may pay POSCO (i) a fee for the technical support for the establishment of the Production Facility of the Joint Venture Company; and (ii) a commission with respect to the tinplate products sold to the existing overseas customers of POSCO. Upon the establishment of the Joint Venture Company, the transactions (i) and (ii) referred above will constitute connected transaction and continuing connected transaction, respectively for the Company under the Listing Rules. Further information in relation to these transactions will be announced to the Shareholders in accordance with the Listing Rules when the details of the terms of such transactions (i) and (ii) are determined.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in its shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 22 December, 2006, pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in its shares with effect from 9:30 a.m. on 9 January, 2007.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

"Board"	the board of Directors
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Continuing Connected Transaction"	the supply of blackplates by POSCO to Zhongyue Tinplate and the Joint Venture Company upon the establishment of the Joint Venture Company
"Directors"	directors of the Company
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.49% of the issued share capital of the Company as at the date of this announcement

"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Joint Venture Agreement"	the conditional joint venture agreement dated 21 December, 2006 entered into by Zhongyue, POSCO and POSCO-China
"Joint Venture Company"	中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) to be incorporated in accordance with PRC law pursuant to the terms of the Joint Venture Agreement
"JV Board"	the board of directors of the Joint Venture Company
"JV Parties"	collectively, Zhongyue, POSCO and POSCO-China, all being parties to the Joint Venture Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Major and Connected Transaction"	the acquisition of the Production Facility to be made by the Joint Venture Company from POSCO
"MOU"	The memorandum of understanding dated 21 December, 2006 entered into by Zhongyue and POSCO
"POSCO"	POSCO Co., Ltd., a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts
"POSCO Group"	POSCO and its subsidiaries
"POSCO-China"	浦項(中國)投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO
"PRC"	the People's Republic of China
"Production Facility"	the production facility to be purchased by the Joint Venture Company pursuant to the MOU
"Shares"	shares of HK$0.50 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the setting up of the Joint Venture Company and the acquisition of the Production Facility to be made by the Joint Venture Company
"US$"	United States Dollar, the lawful currency of the United States of America
"Zhongyue"	Zhongyue Industry Material Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company
"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22 June, 1989 in the PRC and is currently a wholly-owned subsidiary of the Company
"%"	per cent.
"₩"	Korean won, the lawful currency of South Korean

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

Conversion of Hong Kong dollars into Korean won is based on the exchange rate of HK$1.00 = ₩119.

The exchange rates referred above are for the use in this announcement and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 8 January, 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

"Please also refer to the published version of this announcement in The Standard."

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DELAY IN DESPATCH OF CIRCULAR

MAJOR TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE COMPANY FOR THE PRODUCTION AND SALE OF TINPLATE PRODUCTS

MAJOR AND CONNECTED TRANSACTION
ACQUISITION OF PRODUCTION FACILITY

CONTINUING CONNECTED TRANSACTION

The Board announces that the despatch of the Circular will be delayed as more time is needed for the preparation of the Valuation Report and the negotiation on the terms and conditions under the Sale and Purchase Agreement, the letter of independent financial adviser in relation to the acquisition of Production Facility, which shall be included in the Circular and dependent on the Valuation Report and the final version of the Sale and Purchase Agreement, cannot be finalized and included in the Circular at the time being.

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 and Rule 14A.49 of the Listing Rules and to postpone the despatch date of the Circular to on or before 30 April 2007.

The board of directors of Guangnan (Holdings) Limited (the "**Company**") refers to the announcement of the Company dated 8 January 2007 (the "**Announcement**"). Terms used herein shall have the same meanings as those defined in the Announcement unless otherwise defined.

DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 and Rule 14A.49 of the Listing Rules, a circular of the Company (the "**Circular**") is required to be despatched to the Shareholders within 21 days after publication of the Announcement, i.e. on or before 30 January 2007. However, as more time is needed for the preparation of the valuation report ("**Valuation Report**") of the Production Facility by the independent professional valuer (which is expected to be completed before the end of February 2007) and the negotiation on the terms and conditions under the formal sale and purchase agreement ("**Sale and Purchase Agreement**") in relation to the acquisition of Production Facility (which is expected to be completed before the end of March 2007), the letter of independent financial adviser in relation to the acquisition of Production Facility, which shall be included in the Circular and dependent on the Valuation Report and the final version of the Sale and Purchase Agreement, cannot be finalized and included in the Circular at the time being. Accordingly, the despatch of the Circular has to be delayed.

Having considered the above, the Board expects the Circular will be despatched to the Shareholders on or before 30 April 2007. In this connection, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 and Rule 14A.49 of the Listing Rules and to postpone the despatch date of the Circular to on or before 30 April 2007.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 26 January, 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

"Please also refer to the published version of this announcement in The Standard."

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 903,583,285
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) LIANG （姓氏）	JIANG （其他名字）	8. 董事的姓名（中文） 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	9. 中文電碼 27333068
7. 董事的地址 香港皇后大道東24-32號金鐘匯中心22樓		10. 日間聯絡電話號碼 28604436
		11. 電郵地址

12. 有關事件的日期

26	01	2007
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	124	201	201	2,000,000	HKD			1.582	301
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,230,000	0.47
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,230,000	0.47
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009		1.582		2,000,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

26	01	2007
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 903,583,285
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) ZHAO（姓氏）	LEILI（其他名字）	8. 董事的姓名（中文） 趙雷力
6. 香港身分證／護照號碼 R110366(A)	簽發護照國家 -	9. 中文電碼 639271910500
7. 董事的地址 香港干諾道中148號粵海投資大廈30樓		10. 日間聯絡電話號碼 28529288
		11. 電郵地址

12. 有關事件的日期

26	01	2007
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	122	201	-請選擇-	218,000	HKD	1.570	1.560		-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	418,000	0.05
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	200,000	0.02
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

26	01	2007
（日）	（月）	（年）

表格3A.

25. 連續頁的張數 0

26. 附頁的張數 0

To :	Primary Market Information (Fax: 2845 6328) E-Business & Information Services Hong Kong Exchanges and Clearing Ltd.
From :	Lorraine Cheung
Date :	26 January 2007
Re :	Guangnan (Holdings) Limited (Stock Code: 1203) Notification of Interests in Shares of Listed Corporation

---

Please find the Form 3A from Mr. Zhao Leili, a director of Guangnan (Holdings) Limited, in respect of the disposal of shares in Guangnan (Holdings) Limited on 26 January 2007. If you have any queries relating to the form, please feel free to contact me at 2860 4436.

*** TX REPORT ***

TRANSMISSION OK

TX/RX NO	1154
CONNECTION TEL	28456328
SUBADDRESS	
CONNECTION ID	
ST. TIME	26/01 17:45
USAGE T	02'04
PGS.	5
RESULT	OK

13

FORM 3 B

DIRECTOR'S/CHIEF EXECUTI_ S NOTICE - INTERESTS IN SHARES OF ASSOCI_ED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED	**2. Stock code** 1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 6,074,948,071	
4. Registered office 28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	**8. Business registration number** 03755183-000-01	
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG	Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport ZHAO (Surname)	LEILI (Other names)	**14. Name of Director (Chinese)** 趙雷力
12. HKID/Passport No. R110366(A)	**Country of issue of Passport**	**15. Chinese Character Code** 639271910500
13. Address of Director 30/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong		**16. Daytime tel. No.** 28529288
		17. e-mail address

18. Date of relevant event

07	12	2006
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	142	201	- Select -	200,000	HKD	3.520	3.500	3.509	- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of ch[illegible]n under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

07	12	2006
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

公司註冊處
Companies Registry

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

RECEIVED

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司
Private Company having a share capital

☑ 其他
Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期為止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
09	06	2006

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

22/F., Tesbury Centre, No. 24-32, Queen's Road East, Hong Kong.

(註 Note 10) **6 電郵地址 E-mail Address**

N/A

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre,
No. 24-32 Queen's Road East,
Hong Kong

電話 Tel: 2860 4436 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference: Attn : Ms. Lorraine Cheung

請勿填寫本欄 For Official Use

收件日期 RECEIVED
12 JAN 2007
CR 文件收發小組 Central Mail Unit

232001[redacted]767
AR1L
18/07/2006

0109667

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: N/A

(註 Note 12)

9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值(不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	**HK$1,500,000,000**	**901,583,285**	**HK$0.50**	**HK$450,791,642.95**	**HK$450,791,642.95**
總值 Total	**HK$1,500,000,000**	**901,583,285**		**HK$450,791,642.95**	**HK$450,791,642.95**

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁A填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares 現時持有量 Current Holding	股份 Shares 轉讓 Transferred 數目 Number	股份 Shares 轉讓 Transferred 日期 Date	備註 Remarks
	Per list of Shareholders made up to 9th June, 2006 contained in the CD-Rom as attached				
	總數 Total				

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	張慕貞
英文姓名 Name in English	姓氏 Surname: Cheung; 名字 Other Names: Mo Ching
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat B, 33/F., Tower 13A, Yee Fai Court, South Horizons, Apleichau, Hong Kong.
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	E866296(0)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: - ; 號碼 Number: -

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	-
(註 Note 17) 英文名稱 Name in English	-
(註 Note 18) 香港地址 Hong Kong Address	-
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	梁江

英文姓名 Name in English	姓氏 Surname: Liang	名字 Other Names: Jiang

前用姓名 Previous Names	梁錫江
別名 Alias	-

(註 Note 20) 住址 Residential Address

Flat B, 19/F., Evergreen Tower, Western Garden, 83 Second Street, Sai Ying Pun, Hong Kong.	國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P797058(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

0000

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	譚云標
英文姓名 Name in English	姓氏 Surname: Tan; 名字 Other Names: Yunbiao
前用姓名 Previous Names	-
別名 Alias	-

(註 Note 20) 住址 Residential Address

Room 201, Block E,
No. 1 Cui Ming Street,
Fei Cui Garden, Zhongshan East,
Guangdong Province.

國家 Country: The PRC

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R282928(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

9000

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文名稱 Name in Chinese: -

英文名稱 Name in English: -

(註 Note 23) 地址 Address: -

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文名稱 Name in Chinese: -

英文名稱 Name in English: -

(註 Note 23) 地址 Address: -

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	-	
英文姓名 Name in English	-	-
	姓氏 Surname	名字 Other Names
前用姓名 Previous Names	-	
別名 Alias	-	

(註 Note 20) 住址 Residential Address

-	國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

Form AR1 | 109667

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

	登記冊 Register	地址 Address
a	成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
b	債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24) **14 隨表提交的帳目所涵蓋的會計結算始末日期**
Period Covered by Accounts Submitted with this Form
(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY		日 DD	月 MM	年 YYYY
01	01	2005	至 To	31	12	2005

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，01 則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B,** 7 **Continuation Sheet(s) C and** 0 **Continuation Sheet(s) D.**

簽署 Signed : [signature]

姓名 Name : Cheung Mo Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 17th July, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

09	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情（第12A項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 曾翰南

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tsang	Hon Nam

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat D, 6/F., Block 1, Ho Fai Garden,
218-224 Sai Lau Kok Road,
Tsuen Wan, N.T.,
Hong Kong.

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: C608020(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

09	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19)	身份 Capacity	☑ 董事 Director ☐ 候補董事 Alternate Director; 代替 Alternate to:
	中文姓名 Name in Chinese	趙雷力
	英文姓名 Name in English	姓氏 Surname: Zhao; 名字 Other Names: Leili
	前用姓名 Previous Names	-
	別名 Alias	-
(Note 20)	住址 Residential Address	Flat A, 11/F., Wing Yu Building, 31-33 Bonham Strand West, Sheung Wan, Hong Kong.; 國家 Country: -
(Note 21)	電郵地址 E-mail Address	-
(Note 22)	身份證明 Identification	
	a 香港身份證號碼 Hong Kong Identity Card Number	R110366(A)
	b 海外護照 Overseas Passport	簽發國家 Issuing Country: -; 號碼 Number: -

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

09	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Luo	Fanyu

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address:
Flat D, 17/F., Tai Yuen Court,
38 Tai Yuen Street,
Wanchai, Hong Kong.

國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K589564(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

09	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 梁劍琴

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Liang	Jianqin

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address

Flat B, 13/F., Man King Building,
9-11 Bonham Strand West,
Hong Kong.

國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P544686(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
09	06	2006

公司編號 Company Number: 109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address:
Apartment 2, Block C, 7/F.,
37 Paterson Street,
Causeway Bay,
Hong Kong.

國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD291901(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

09	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(Note 19)	身份 Capacity	☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to
	中文姓名 Name in Chinese	譚惠珠
	英文姓名 Name in English	姓氏 Surname: Tam; 名字 Other Names: Wai Chu, Maria
	前用姓名 Previous Names	-
	別名 Alias	-
(Note 20)	住址 Residential Address	3rd Floor, 52A, Macdonnell Road, Hong Kong. 國家 Country: -
(Note 21)	電郵地址 E-mail Address	-
(Note 22)	身份證明 Identification	
	a 香港身份證號碼 Hong Kong Identity Card Number	A464118(6)
	b 海外護照 Overseas Passport	簽發國家 Issuing Country: -; 號碼 Number: -

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

09	06	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Kar Keung

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address

Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong.

國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E516940(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Return of Allotments

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED

2007 MAR -5 A 10:

OFFICE OF THE REGISTRAR OF COMPANIES

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 **Company Name**

Guangnan (Holdings) Limited
廣南(集團)有限公司

(註 Note 7) **2** 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	26	01	2007
至 To	-	-	-

3 本次股份分配的總款額 **Totals of this Allotment**

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	1,000,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,164,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	451,791,642.95

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong

電話 Tel:

傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

```
Your Receipt
Companies Registry
H.K.

08/02/2007 15:06:49
Submission No.:          225051402/1
CR NO.:                      0109667
Sh. Form.:                       SC1
---------
Revenue Code             Amount(HKD)
------------         ---------------
08                         $2,164.00
---------
Receipt No.   Method     Amount(HKD)
------------ ------ ---------------
252250075143 Chq           $2,164.00
------------------------------------
Total Paid                 $2,164.00
                        ============
```

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	2,000,000	HK$0.50	HK$1.582	-	HK$1.082	HK$2,164,000

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Liang Jiang 梁江	22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong	2,000,000	
	各類別股份分配的總數 Total Shares Allotted by Class	2,000,000	

簽署 Signed :

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 07 / 02 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 January 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203**	**Guangnan (Holdings) Limited**	
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars		
Contact Person	Joe K F Poon – Vice President		
Contact No.	2862 8522	Submit Date	2 February 2007

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	2,000,000			
Balance at close of the month	903,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 8,320,000	--	2,000,000	--	--	6,320,000	--
Share Option Scheme Exercise Price: HK$1.66 11,650,000	--	--	--	--	11,650,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **HK$3,164,000.00**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of *Nominal* Value	Nominal Value *at Close of* Preceding Month	Exercised *during the* month	Nominal Value *at close of the* month	No. of New *Shares Arising* Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8. Other (Please specify)	At Price : ________	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ________________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

RECEIVED

Revised

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 December 2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522
Submit Date	2 January 2007

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Preference shares
☐ Equity warrants
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
Share Option Scheme Exercise Price: HK$1.582 8,320,000	--	--	--	--	8,320,000	--
Share Option Scheme Exercise Price: HK$1.66 11,650,000	--	--	--	--	11,650,000	--

Exercise Price: Total Exercised Money During the Month (HKD) **N/A**

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue					No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	( )	________
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8.	Other (Please specify) ____________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ____________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 November 2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203** **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 1 December 2006

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Preference shares
☐ Equity warrants
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	3,350,000	---	--
Share Option Scheme Exercise Price: HK$1.582 8,320,000	--	--	--	--	8,320,000	--
Share Option Scheme Exercise Price: HK$1.66 11,650,000	--	--	--	--	11,650,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	______
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	______
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	______
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______

Remarks:

______

______

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 31 October 2006

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name: **1203 Guangnan (Holdings) Limited**
Representative Name: Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person: Joe K F Poon – Vice President
Contact No.: 2862 8522 Submit Date: 1 November 2006

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ________ Description : ________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ________ Description : ________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares		No of Preference Shares	No. of Other Classes of Shares
	(1)	(2)		
Balance at close of preceding month	901,583,285			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	901,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.495 3,350,000	--	--	--	--	3,350,000	--
Share Option Scheme Exercise Price: HK$1.582 8,440,000	--	--	--	120,000	8,320,000	--
Share Option Scheme Exercise Price: HK$1.66 11,770,000	--	--	--	120,000	11,650,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue				No. of New Shares Arising Therefrom
1. Right Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue	______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share		Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share		Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify) ____________	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

END